Exhibit 99.2

FOR IMMEDIATE RELEASE:

April 25, 2016

Concerned InterOil Shareholders Achieve Full Compliance of InterOil with Requisition

•	InterOil agrees to fully comply with its obligations under Yukon law

•	Shareholder concerns raised by Requisition to be heard at Annual General Meeting

•	Yukon Supreme Court action dismissed

HOUSTON, TEXAS – April 25, 2016 – The founding shareholder and former chairman and Chief Executive Officer of InterOil Corporation (“InterOil” or the “Company”) (NYSE:IOC), Phil Mulacek, and Petroleum Independent & Exploration, LLC (the “Concerned InterOil Shareholders”), announced today that InterOil had finally agreed to comply with its obligations under the Business Corporations Act (Yukon) to permit the shareholders of the Company to vote on the shareholder resolutions that were included in the March 21, 2016 requisition (the “Requisition”) of a special meeting of shareholders (the “Special Meeting”) made by the Concerned InterOil Shareholders and certain other shareholders who collectively own over 7.5% of the issued and outstanding shares of the Company. Mr. Mulacek said that in view of the Company’s agreement, the Concerned InterOil Shareholders have terminated legal proceedings previously instituted against the Company seeking to require compliance, and the Requisition resolutions will be placed on the agenda of the Company’s annual general and special meeting to be held on June 14, 2016(the “AGM”).

“The Concerned InterOil Shareholders appreciate the InterOil Board’s decision to finally comply with its legal obligation to allow InterOil’s shareholders to express their views on the proposals in the Requisition,” Mr. Mulacek said. “We are deeply disappointed, however, that InterOil only reached this decision after more than four weeks of correspondence, notices, meetings and, ultimately, litigation between the parties at a cost of thousands of dollars in legal and other fees and costs on both sides. InterOil first denied that the Requisition had been properly submitted in March 2016, and then opposed the Concerned InterOil Shareholders’ action in the Yukon Supreme Court to call a Special Meeting to consider the Requisition matters. This waste of resources could and would have easily been avoided had InterOil simply confirmed to us after the Requisition was submitted that our proposals would be addressed at the AGM.”

Mr. Mulacek continued, “We will post the pleadings in this case on our website, www.ConcernedInterOilShareholders.com, so that InterOil’s shareholders may see for themselves how InterOil’s Board and management tried to prevent the Requisition proposals from coming before the shareholders in disregard of basic shareholder rights.”

Mr. Mulacek noted that in view of InterOil’s conduct to date, it was important for the parties to agree in good faith on a fair and equitable set of protocols to govern conduct of the AGM. However, Mr. Mulacek also stated that if InterOil fails on its part to negotiate in good faith so that protocols are agreed in a reasonable period of time, “the Concerned InterOil Shareholders will take any and all steps to secure a fair and transparent meeting process, including again invoking the Supreme Court of Yukon’s jurisdiction in these matters.”

The terminated action was originally filed in the Supreme Court of Yukon, Philippe E. Mulacek, Petitioner, and InterOil Corporation, Respondent (S.C. No. 16-A0002) (the “Yukon Action”).

Background

On March 21, 2016, the Concerned InterOil Shareholders and certain other shareholders delivered the Requisition to the Company, and in the Requisition, the Concerned InterOil Shareholders requested that the Company call the Special Meeting and include several resolutions focused on improving the corporate governance of InterOil (the “Proposals”).

The Company did not acknowledge publicly that it had received the Requisition for ten days, until after the Concerned InterOil Shareholders issued a press release on March 31, 2016.

On April 1, 2016, InterOil wrote to Mr. Mulacek, proposing to meet to discuss the Proposals. In the interests of avoiding further delay in adopting the Proposals in connection with the Special Meeting, Mr. Mulacek - after consultation with other shareholders - readily agreed to the meeting. The meeting was finally held on April 8, 2016 to accommodate representatives of the Company, only one business day before InterOil was required to call the Special Meeting. By this time, Mr. Mulacek had received significant supportive feedback from numerous InterOil shareholders, and he came prepared to constructively discuss the Proposals with the Company. Much to his disappointment, it quickly became clear that InterOil’s representatives had no intention of discussing the Proposals. After requesting Mr. Mulacek to repeat the Proposals, InterOil’s representatives vaguely replied that they would consider the Proposals and respond when appropriate.

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InterOil had until April 11, 2016 to call the Special Meeting, but made no announcement to that effect, nor did it confirm that the Proposals would be included for consideration by InterOil’s shareholders at the AGM. After receiving a letter from the Concerned InterOil Shareholders’ counsel on April 10, 2016, the Company finally responded with a letter on April 11, 2016, that suggested the Requisition had not been validly delivered (despite being received by the Company), and proposed that all parties “cease all public activities and related shareholder communications in connection with these matters for a period of 15 business days,” to facilitate further discussions.

On April 12, 2016, fearing further delay or obstruction by InterOil, the Concerned InterOil Shareholders commenced the Yukon Action to call the Special Meeting to protect and ensure that InterOil shareholders have an opportunity to consider the Proposals and hold the Board accountable for the matters related to the Proposals.

On April 20, 2016, InterOil wrote a letter to the Concerned InterOil Shareholders agreeing to place all of the Proposals on the agenda for the AGM if the Yukon Action was terminated.

At a hearing for the Yukon Action on April 22, 2016, the Concerned InterOil Shareholders notified InterOil and the court that they intended to terminate the Yukon Action. Termination papers will be filed with the court shortly by the parties.

Advisors:

The Concerned InterOil Shareholders have retained Wildeboer Dellelce LLP and Taft Stettinius & Hollister LLP as its legal advisors, and Bayfield Strategy as its strategic communications advisor in connection with this matter.

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About Phil Mulacek:

Mr. Mulacek is the founding shareholder of InterOil and served as chairman, CEO and a director until his retirement from the company in November, 2013. During his tenure at the company, its market capitalization grew from approximately US$10 million (~ US$0.50/share) to over US$4.5 billion (~ US$92.00/share) at his departure. The company also constructed the first petroleum refinery in Papua New Guinea, a 36,000 bpd facility at Napa Napa, with a fully integrated downstream business that contributed to support of the company.

Mr. Mulacek led InterOil’s discovery of the world-class Elk and Antelope gas fields in the Gulf Province of Papua New Guinea, with approximately 10 to 15 tcfe of certified hydrocarbon resource, and the nearby Triceratops gas field, with approximately 1 tcfe of certified hydrocarbon resource. These fields have been among the largest onshore discoveries in PNG and Asia recent years.

Since retiring from InterOil in 2013, Mr. Mulacek has remained actively involved in the upstream oil and gas industry in Papua New Guinea, the US and elsewhere globally through his affiliated companies with offices in Singapore and branch offices in the United States. He resides in Singapore.

Cautionary Statement Regarding Forward-Looking Statements:

This press release contains forward-looking statements. All statements contained in this filing that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations of the Concerned InterOil Shareholders and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict, and are based upon assumptions as to future events that may not prove to be accurate. The Concerned InterOil Shareholders do not assume any obligation to update any forward-looking statements contained in this press release.

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Information Contact:

For additional information on this press release and a copy of the Requisition (including the Proposals), please contact the Concerned InterOil Shareholders at +1 (832) 510-7028, or by email at info@concernedinteroilshareholders.com

Media Contact:

Bayfield Strategy, Inc.

Riyaz Lalani

+1 (416) 907-9365

rlalani@bayfieldstrategy.com

Information in Support of Public Broadcast Solicitation:

The Concerned InterOil Shareholders are relying on the exemption under section 9.2(4) of National Instrument 52-102 - Continuous Disclosure Obligations to make this public broadcast solicitation. The following information is provided in accordance with corporate and securities laws applicable to public broadcast solicitations.

This solicitation is being made by the Concerned InterOil Shareholders and not by or on behalf of the management of InterOil.

The address of InterOil is 163 Penang Road, Winsland House II, #06-02, Singapore, 238463.

The Concerned InterOil Shareholders have filed an information circular dated March 31, 2016 (the “Concerned InterOil Shareholders Circular”) concerning the Requisition and the Proposals. The Concerned InterOil Shareholders Circular is available on InterOil’s company profile on SEDAR at http://www.sedar.com and on the Concerned InterOil Shareholders website at http://www.concernedinteroilshareholders.com. The Concerned InterOil Shareholders have also filed a statement of beneficial ownership on Form 13-D (the “Form 13-D”), as amended, with the U.S. Securities and Exchange Commission. The Form 13-D also includes the Requisition as an Exhibit and is available at https://www.sec.gov/Archives/edgar/data/1221715/000114420416090986/v435587_sc13d.htm and on the Concerned InterOil Shareholders website at http:// www.concernedinteroilshareholders.com.

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The Concerned InterOil Shareholders intend to solicit proxies in support of the Proposals. The Concerned InterOil Shareholders may solicit proxies, by mail, telephone, facsimile, email or other electronic means as well as by newspaper or other media advertising and in person by directors, officers and employees of the Concerned InterOil Shareholders who will not be specifically remunerated therefor. In addition, the Concerned InterOil Shareholders may solicit proxies in reliance upon the public broadcast exemption to the solicitation requirements under applicable Canadian corporate and securities laws, conveyed by way of public broadcast, including press release, speech or publication, and by any other manner permitted under applicable Canadian laws. The Concerned InterOil Shareholders may engage the services of one or more agents and authorize other persons to assist them in soliciting proxies on behalf of the Concerned InterOil Shareholders.

At this time, the Concerned InterOil Shareholders have not entered into any agreement pursuant to which an agent has agreed that it will act as proxy agent for the Concerned InterOil Shareholders with respect to a formal solicitation of proxies. All costs incurred for the solicitation will be borne by the Concerned InterOil Shareholders.

A registered holder of common shares of InterOil that gives a proxy may revoke it: (a) by completing and signing a valid proxy bearing a later date and returning it in accordance with the instructions contained in the form of proxy to be provided by the Concerned InterOil Shareholders, or as otherwise provided in the proxy circular, once made available to shareholders; (b) by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, as the case may be: (i) at the registered office of InterOil at any time up to and including the last business day preceding the day of the AGM or the day of any adjournment or postponement of the AGM, or (ii) with the chairman of the AGM prior to its commencement on the day of the AGM or any adjournment or postponement of the AGM; or (c) in any other manner permitted by law.

A non-registered holder of common shares of InterOil will be entitled to revoke a form of proxy or voting instruction form given to an intermediary at any time by written notice to the intermediary in accordance with the instructions given to the non-registered holder by its intermediary. It should be noted that revocation of proxies or voting instructions by a non-registered holder can take several days or even longer to complete and, accordingly, any such revocation should be completed well in advance of the deadline prescribed in the form of proxy or voting instruction form to ensure it is given effect in respect of the AGM.

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Neither the Concerned InterOil Shareholders, nor any directors or officers, or any associates or affiliates of the foregoing, has: (i) any material interest, direct or indirect, in any transaction since the beginning of InterOil’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect InterOil or any of its subsidiaries; or (ii) any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter currently known to be acted on at the AGM, other than the Proposals set forth in the Requisition.

However, certain of the Concerned InterOil Shareholders are the beneficial holders of minority indirect participation interests in certain of InterOil’s petroleum prospecting licenses and petroleum retention licenses in Papua New Guinea under indirect participation agreements with InterOil. The Concerned InterOil Shareholders believe that these indirect participation interests are not material to InterOil but are nevertheless fully aligned and not in conflict with the interests of InterOil’s shareholders.

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